UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Turkcell Iletisim Hizmetleri A.Ş.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Jonas Bengtsson

Telia Company AB

SE-169 94 Solna

Sweden

+46 (0)8-504 550 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204

1	NAME OF REPORTING PERSONS Telia Company AB (formerly TeliaSonera AB)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1.604
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1.604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1.604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%, based on 2,200,000,000 shares outstanding on December 31, 2019, as disclosed by the Issuer in its annual report on Form 20-F filed with the SEC on April 2, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 900111204

1	NAME OF REPORTING PERSONS Telia Finland Oyj (formerly TeliaSonera Finland Oyj)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1.604
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1.604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1.604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%, based on 2,200,000,000 shares outstanding on December 31, 2019, as disclosed by the Issuer in its annual report on Form 20-F filed with the SEC on April 2, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

Item 1.	Security and Issuer.

Telia Company AB, a Swedish corporation (formerly known as TeliaSonera AB, “Telia”) and Telia Finland Oyj, a Finnish corporation (formerly known as TeliaSonera Finland Oyj, “Telia Finland” and together with Telia, the “Reporting Persons”), hereby file this Amendment No. 4 (this “Amendment No. 4”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 11, 2009 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) thereto, filed with the SEC on May 3, 2017, Amendment No. 2 (“Amendment No. 2”) thereto, filed with the SEC on September 18, 2017, and Amendment No 3. (“Amendment No. 3”) thereto, filed with the SEC on June 18, 2020 (as so amended and as further amended by this Amendment No. 4, the “Schedule 13D”), with respect to the ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.Ş., a joint stock company organized and existing under the laws of the Republic of Turkey (the “Issuer” or “Turkcell”). As of the date of this Amendment No. 4, Telia and Telia Finland are no longer beneficial owners of more than 5% of Shares or any other class of equity securities of the Issuer. This Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Schedule 13D.

Item 2.	Identity and Background.

Following Completion on October 22, 2020, Telia Finland sold its 214,871,670 ordinary shares in Turkcell Holding, cumulatively representing 47.09% of the issued and outstanding share capital of Turkcell Holding, to TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret A.Ş. (“TVF BTIH”). As a result, Telia and Telia Finland no longer beneficially own more than 5% of the Shares.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule A hereto and incorporated by reference herein.

During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction.

Following Completion on October 22, 2020, Telia Finland has divested of all of its interest in Turkcell Holding (and, therefore, Turkcell) (other than de minimis Shares through its interest in Sonera Holding B.V., a wholly owned subsidiary of Telia Finland (“Sonera”)) by selling its shares in Turkcell Holding to TVF BTIH. The Purchase Price for the sale and purchase of Telia Finland’s shares in Turkcell Holding was $530,000,000, reflecting a price of $2.47 per Turkcell Holding share.

None of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5.

(a) Each of Telia and Telia Finland may be deemed to be the beneficial owners of 1.604 Shares held by Sonera, representing 0% of the issued and outstanding Shares.

(b) Each of Telia and Telia Finland may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 1.604 Shares held by Sonera, representing 0% of the total issued and outstanding Shares.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

(e) Following Completion on October 22, 2020, Telia and Telia Finland ceased to beneficially own more than 5% of the Shares or any other class of equity securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Please refer to the disclosure set forth in Items 4 and 5 hereof, which is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo Holding and Investment Limited, Telia, Sonera Holding and Telia Finland.*

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.*

C	Joint Filing Agreement, dated as of June 17, between Telia and Telia Finland.**

D	Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat.**

E	Global Settlement Deed, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.**

F	Telia TH Interest SPA, dated as of June 17, 2020, between Telia Finland and TVF BTIH.**

G	Escrow Agreement, dated as of June 17, 2020, between and among the Escrow Agent, ATT, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holding and TVF BTIH.**

H	Press release issued on October 22, 2020.

*	Filed with the Original 13D on November 11, 2009.
**	Filed with Amendment No. 3 on June 18, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2020

Telia Company AB

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	General Counsel

Telia Finland Oyj

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	Board Director

SCHEDULE A

Telia Company AB

Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Lars-Johan Jarnheimer	Chair of the Board	Telia Company AB 169 94 Solna Sweden	Swedish

Ingrid Bonde	Vice-Chair of the Board	Telia Company AB 169 94 Solna Sweden	Swedish

Rickard Gustafson	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Jeanette Jäger	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Nina Linander	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Jimmy Maymann	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Danish

Anna Settman	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Olaf Swantee	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swiss

Martin Tivéus	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Agneta Ahlström	Employee Representative, Chair of the Swedish Union for white-collar workers in the private labour market, Telecommunications section (Unionen-Tele)	Telia Company AB 169 94 Solna Sweden	Swedish

Stefan Carlsson	Employee Representative, deputy Chair of the Swedish Union for white-collar workers in the private labour market, Telecommunications section (Union-Tele), member of the board of Unionen	Telia Company AB 169 94 Solna Sweden	Swedish

Hans Gustavsson	Chair of the Union of Service and Communication Employees within Telia Company, SEKO klubb Telia	Telia Company AB 169 94 Solna Sweden	Swedish

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Allison Kirkby	President and Chief Executive Officer	Telia Company AB 169 94 Solna Sweden	British

Casten Almqvist	Senior Vice President and Head of TV & Media	Telia Company AB 169 94 Solna Sweden	Swedish

Jonas Bengtsson	Executive Vice President, Group General Counsel and Head of Corporate Affairs	Telia Company AB 169 94 Solna Sweden	Swedish

Rachel Samrén	Senior Vice President and Chief External Affairs, Governance & Trust Officer	Telia Company AB 169 94 Solna Sweden	Swedish

Per Christian Mørland	Senior Vice President and Chief Financial Officer	Telia Company AB 169 94 Solna Sweden	Norwegian

Cecilia Lundin	Executive Vice President and Head of People & Brand	Telia Company AB 169 94 Solna Sweden	Swedish

Dan Strömberg	Senior Vice President and Head of Lithuania, Estonia, and Denmark	Telia Company AB 169 94 Solna Sweden	Swedish

Anders Olsson	Executive Vice President and Head of Telia Sweden	Telia Company AB 169 94 Solna Sweden	Swedish

Heli Partanen	Senior Vice President and Head of Telia Finland	Telia Company AB 169 94 Solna Sweden	Finnish

Stein-Erik Vellan	Senior Vice President and Head of Telia Norway	Telia Company AB 169 94 Solna Sweden	Norwegian

Dr. Rainer Deutschmann	Senior Vice President and Group COO	Telia Company AB 169 94 Solna Sweden	Austrian

Telia Finland Oyj

Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jonas Bengtsson	Chair of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Swedish

Per Christian Mørland	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Norwegian

Saija Maria Kivinen	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

Hannu-Matti Mäkinen	Member of the Board of Directors	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

Heli Partanen	Managing Director	Pasilan Asema-aukio 1 Helsinki, Uusimaa 00520 Finland	Finnish

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo Holding and Investment Limited, Telia, Sonera Holding and Telia Finland.*

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.*

C	Joint Filing Agreement, dated as of June 17, between Telia and Telia Finland.**

D	Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat.**

E	Global Settlement Deed, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.**

F	Telia TH Interest SPA, dated as of June 17, 2020, between Telia Finland and TVF BTIH.**

G	Escrow Agreement, dated as of June 17, 2020, between and among Escrow Agent and ATT, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holding and TVF BTIH.**

H	Press release issued on October 22, 2020.

*	Filed with the Original 13D on November 11, 2009.
**	Filed with Amendment No. 3 on June 18, 2020.